Exhibit 99. 2
Appointment of New Directors
(1)	Resignation of Independent Directors
Two independent directors of the Company resigned on March 22, 2007. Details concerning such directors are set forth below.

Name	Current Position	Term of office	Resignation date
James Jinho Chang	* Independent Director * Member of the following committees: - Audit Committee - Director Nomination Committee and - Compensation Committee *Chairman of the Audit Committee	• Commencement date: March 31, 2006 • Termination date: March 22, 2007	March 22, 2007

Yongho Park	* Independent Director * Member of the following committees: - Audit Committee - Director Nomination Committee and - Compensation Committee * Chairman of the Compensation Committee	• Commencement date: March 31, 2006 • Termination date: March 22, 2007	March 22, 2007
(2)	Newly Appointed Directors
Two new directors of the Company were appointed on March 22, 2007. Details concerning such directors are set forth below.

Name	Major Experience	Remarks & Tenure
William Woojae Hahn	BOOKOOK Securities Co., Ltd., Managing Director(2006-present)
Meritz Securities Co., Ltd., Managing Director, Investment Banking Group (2004-2006)
TG Ubase, Inc., Executive Vice President and Chief Financial Officer (2002)
Littauer Technologies, Inc., President and Chief Executive Officer (2000-2001)
AsiaNet Corporation, Ltd., Co-founder and Chief Investment Officer (1998-2000)
AXA Equitable, Assistant Actuary/Analyst, Corporate Strategy/IR (1994-1998)
The Guardian Life Insurance Co. Analyst (1993-1994)
KPMG Peat Marwick, IT Consultant (1992-1993)
University of California, Berkeley, B.A. in Economics and B.A. in Statistics (1989)
	Harvard University, M.A. in Statistics. Ph.D. Candidate in Statistics (1992)	Independent Director 3 years

Kwangsuk Lee	Incruit Corporation, Founder and Chief Executive Officer (1998-present) Yonsei University, majored in Astronomy	Independent Director 3 years